SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
PostRock Energy Corporation

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
737525105

(CUSIP Number)
James D. Bennett
White Deer Energy L.P.
700 Louisiana, Suite 4770
Houston, Texas 77002
(713) 581-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
September 21, 2010

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	737525105	13D	Page	2	of	15 Pages

1	NAME OF REPORTING PERSON White Deer Energy L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		17,817,143*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,817,143*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,817,143*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.74%*

14	TYPE OF REPORTING PERSON

PN (Limited Partnership)
* The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	4	of	15 Pages

1	NAME OF REPORTING PERSON White Deer Energy TE L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		592,381*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		592,381*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,381*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.19%*

14	TYPE OF REPORTING PERSON

PN (Limited Partnership)
* The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	3	of	15 Pages

1	NAME OF REPORTING PERSON White Deer Energy FI L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		638,095*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		638,095*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

638,095*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.35%*

14	TYPE OF REPORTING PERSON

PN (Limited Partnership)
* The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	5	of	15 Pages

1	NAME OF REPORTING PERSON Edelman & Guill Energy L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		19,047,619*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,047,619*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,047,619*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.28%*

14	TYPE OF REPORTING PERSON

PN (Limited Partnership)
* The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	6	of	15 Pages

1	NAME OF REPORTING PERSON Edelman & Guill Energy Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		19,047,619*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,047,619*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,047,619*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.28%*

14	TYPE OF REPORTING PERSON

CO
* The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	7	of	15 Pages

1	NAME OF REPORTING PERSON Thomas J. Edelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,047,619*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

19,047,619*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,047,619*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.28%*

14	TYPE OF REPORTING PERSON

IN
* The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No.	737525105	13D	Page	8	of	15 Pages

1	NAME OF REPORTING PERSON Ben A Guill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a): ☑
(b): ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,047,619*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

19,047,619*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,047,619*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.28%*

14	TYPE OF REPORTING PERSON

CO
* The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D consists solely of shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 (the “Common Shares”), of PostRock Energy Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 19,047,619, which constitutes approximately 70.28% of the total number of Common Shares outstanding on a pro forma basis as follows. The Reporting Persons (as defined below) own no Common Shares of record as of the date of this Schedule 13D. The number and percentage reported herein consist solely of Common Shares issuable upon exercise of warrants to purchase the 19,047,619 Common Shares reported hereon (the “Warrants”) which the Reporting Persons acquired on September 21, 2010. The beneficial ownership reported in this Schedule 13D is based on 8,053,146 Common Shares outstanding as of August 26, 2010, as disclosed by the Issuer in the Securities Purchase Agreement dated September 2, 2010 (the “Securities Purchase Agreement”), a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference), between the White Deer Funds and the Issuer. In addition to the Warrants to purchase the Common Shares to which this statement relates, the Reporting Persons own 6,000 Series A Shares (as described herein) and 190,476.19 Series B Shares (as described herein).
     The Warrants are not exercisable prior to January 19, 2011 unless a change of control occurs prior thereto. Each Warrant will be coupled, and may be transferred only as a unit, with a number of one one-hundredths of a share, or a “fractional share,” of Series B Shares (as defined below) equal to the number of Common Shares purchasable upon exercise of the Warrant. Until December 31, 2011, the Reporting Persons and their affiliates are limited to 45% of the votes applicable to all outstanding voting stock, which limit includes any Common Shares held by them. Thereafter, only the Series B Shares shall be limited to 45% of all votes applicable to all outstanding voting stock.
Item 2. Identity and Background.
(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):
(i)	White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”);

(ii)	White Deer Energy TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE”);

(iii)	White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“White Deer FI” and, collectively with White Deer and White Deer TE, the “White Deer Funds”);

(Page 9 of 15 Pages)

(iv)	Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”);

(v)	Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”);

(vi)	Thomas J. Edelman; and

(vii)	Ben A Guill.
     All foregoing persons are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit B (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
     Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.
(b)	The address of the principal business office of the Reporting Persons is as follows:

c/o White Deer Management LLC 700 Louisiana, Suite 4770 Houston, Texas 77002

(c)	Each of the White Deer Funds is a private equity fund and its principal business is investing in securities. The White Deer Funds are the sole record owners of the Warrants, and thus are the direct beneficial owners of the Common Shares reported as beneficially owned in this Schedule 13D. GP LP is the general partner of the White Deer Funds. GP Ltd. is the general partner of GP LP. Messrs. Edelman and Guill are the owners and directors of GP Ltd. and are limited partners of GP LP and White Deer.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to the Securities Purchase Agreement, the White Deer Funds agreed to buy and the Issuer agreed to sell the Warrants, 6,000 shares of a new Series A Cumulative Redeemable

(Page 10 of 15 Pages)

Preferred Stock of the Issuer (the “Series A Shares”) and 190,476.19 shares of a new Series B Voting Preferred Stock of the Issuer (the “Series B Shares”).
     On September 21, 2010 (the “Closing Date”), the White Deer Funds acquired the Series A Shares, the Series B Shares and the Warrants (collectively, the “Purchased Securities”).
     The White Deer Funds paid the Issuer an aggregate purchase price of $60,000,000 for the Purchased Securities. The source of the purchase price was capital contributions by the partners of the White Deer Funds.
Item 4. Purpose of Transaction.
     The White Deer Funds have purchased the Purchased Securities for investment purposes. The following describes plans or proposals, including those in connection with the purchase, that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a)	The White Deer Funds have committed, for a period of 18 months following the Closing Date, to reserve $30 million of additional capital to be invested in equity of the Issuer as may reasonably be required for acquisitions, an accelerated development program or other corporate purposes on mutually acceptable terms. Other than the foregoing, the Reporting Persons have no current plans or proposal that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer. The White Deer Funds may be issued additional warrants on each quarterly dividend payment date of the Series A Shares prior to July 1, 2013 if such dividends on the Series A Shares are not paid in cash but instead accrue. The additional warrants issued with respect to any such dividend payment date will be exercisable for a number of Common Shares equal to the amount of dividends that are not paid on that dividend payment date divided by the closing price of the Common Stock on the trading date immediately preceding the dividend payment date, and the exercise price of the warrants will be such closing price.

(b)	None.

(c)	None.

(d)	Pursuant to the Securities Purchase Agreement, the White Deer Funds designated three individuals to serve on the Issuer’s board of directors from and after the Closing Date. The White Deer Funds will be entitled to designate up to three directors for nomination by the Issuer’s board of directors for so long as the White Deer Funds own 25% or more of the Issuer’s Common Shares (on a fully diluted basis). In the Securities Purchase Agreement, the White Deer Funds designated Messrs. Thomas J. Edelman, James D. Bennett and Nathan M. Avery for appointment to the Issuer’s board and they were appointed as of the Closing Date. If certain specified defaults occur under the Certificate of Designations of the Series A Shares to be filed by the Issuer on or prior to the Closing Date (the

(Page 11 of 15 Pages)

“Series A Certificate of Designations”), the White Deer Funds may also have the right to appoint two additional directors to the board for so long as such defaults remain uncured.

(e)	Prior to July 1, 2013, the White Deer Funds are entitled to receive cumulative cash dividends on each outstanding Series A Share at the annual rate of 12.0% of the liquidation preference per share ($10,000, subject to adjustment in the case of accrued and unpaid dividends) only when, as and if declared by the Issuer’s board of directors. Thereafter, the Issuer’s board of directors will declare dividends thereon subject only to the legal availability of funds for declaration and payment thereof. Additional warrants will be issued to the White Deer Funds on each quarterly dividend payment date of the Series A Shares prior to July 1, 2013 on which dividends are not paid in cash but instead accrue. The additional warrants issued with respect to any such dividend payment date will be exercisable for a number of Common Shares equal to the amount of dividends that are not paid on that dividend payment date divided by the closing price of the Common Stock on the trading date immediately preceding the dividend payment date, and the exercise price of the warrants will be such closing price. If certain specified defaults occur under Series A Certificate of Designations, the dividend rate will be increased to 14.0% for so long as such default remains uncured.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Purchased Securities or the Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons and the terms and conditions of the Securities Purchase Agreement. Subject to the terms and conditions of the Securities Purchase Agreement, the Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

(Page 12 of 15 Pages)

Item 5. Interest in Securities of the Issuer.
(a)-(b)
(i)     White Deer is the sole record owner of Warrants which will entitle White Deer to purchase up to 17,817,143 Common Shares, representing, on an as exercised basis, beneficial ownership of 17,817,143 Common Shares (65.74%). In addition, White Deer owns 5,612 Series A Shares and 178,171.43 Series B Shares.

(ii)	White Deer TE is the sole record owner of Warrants which will entitle White Deer TE to purchase up to 592,381 Common Shares, representing, on an as exercised basis, beneficial ownership of 592,381 Common Shares (2.19%). In addition, White Deer TE owns 187 Series A Shares and 5,923.81 Series B Shares.

(iii)	White Deer FI is the sole record owner of Warrants which will entitle White Deer FI to purchase up to 638,095 Common Shares, representing, on an as exercised basis, beneficial ownership of 638,095 Common Shares (2.35%). In addition, White Deer FI owns 201 Series A Shares and 6,380.95 Series B Shares.

(iv)	GP LP does not directly own any Common Shares. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess sole voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 19,047,619 Common Shares (70.28%), as well as 6,000 Series A Shares and 190,476.19 Series B Shares.

(v)	GP Ltd. does not directly own any Shares. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess sole voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 19,047,619 Common Shares (70.28%), as well as 6,000 Series A Shares and 190,476.19 Series B Shares.

(vi)	Neither Mr. Edelman nor Mr. Guill directly owns any Shares. By virtue of being the two directors of GP Ltd., Mr. Edelman and Mr. Guill may be deemed to possess shared voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 19,047,619 Common Shares (70.28%), as well as 6,000 Series A Shares and 190,476.19 Series B Shares.
(c)	Other than as described in Item 3, none.

(d)	None.

(e)	Not applicable.

Page 13 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Parallel Investments. Pursuant to their partnership agreements, all investments of the White Deer Funds must be acquired on the same economic terms and the White Deer Funds must dispose of their investments at the same time and on the same terms.
Redemption of Series A Shares. The Series A Shares are required to be redeemed by the Issuer on March 21, 2018 at 100% of the liquidation preference. From and after one year from the issuance date until March 20, 2018, the Issuer will have the option to redeem all or a specified minimum portion of the Series A Shares at 110% of the liquidation preference. The White Deer Funds will have the right to require the Issuer to purchase their Series A Shares on the occurrence of specified change in control events at 110% of the liquidation preference.
Forced Exercise of the Warrants. The Warrants provide for a forced exercise provision whereby, if the market price of the Common Stock exceeds $9.45 per share for a specified period of time and other conditions are satisfied, the Issuer may require the White Deer Funds to exercise the Warrants to purchase up to 50% of shares covered thereby, but in the aggregate not less than 750,000 shares or more than 50% of the trading volume of the Common Stock over the preceding 20 trading days.
Registration Rights Agreement. The White Deer Funds have been granted registration rights with respect to the Series A Shares and the Common Shares underlying the Warrants.
Board Designations. The White Deer Funds have the right to designate three of twelve members of the Issuer’s board of directors. The Securities Purchase Agreement includes provisions for a step-down of this right to designate members of the board if and as the White Deer Funds’ aggregate equity stake in the Issuer decreases. The initial directors designated by the White Deer Funds are Thomas J. Edelman, James D. Bennett and Nathan M. Avery. In the event of certain specified defaults by the Issuer under the Series A Certificate of Designations, the White Deer Funds may also have the right to appoint two additional directors to the board for so long as such defaults remain uncured.
Voting Rights. The Series B Shares permit the White Deer Funds to vote in the election of directors and on all other matters submitted to a vote of the holders of Common Stock of the Issuer, with the holders of Series B Shares and the holders of Common Stock voting together as a single class. The Series B Shares have a number of votes equal to the number of Common Shares issuable upon exercise of the Warrants. However, until December 31, 2011, the White Deer Funds and their affiliates are limited to 45% of the votes applicable to all outstanding voting stock, which limit also applies to any Common Stock acquired by them in addition to the Series B Shares. After December 31, 2011, the limit only restricts the voting of the Series B Shares, and the White Deer Funds and their affiliates may vote any Common Shares held by them without regard to that limit.
Certain Other Rights. Until the White Deer Funds’ aggregate ownership falls below a specified level, without the White Deer Funds’ consent, the Issuer may not issue Common Stock, securities convertible into or exchangeable for Common Stock or options or rights to purchase

Page 14 of 15 Pages

Common Stock for other than cash or at a price per share less than $4.73. In addition, during such period, the White Deer Funds will have preemptive rights in any issuance by the Issuer of Common Stock, securities convertible into or exchangeable for Common Stock or options or rights to purchase Common Stock. Each of these provisions is subject to certain exceptions. Additionally, the Series A Shares will not vote generally with the Common Stock, but will have specified approval rights with respect to, among other things, changes to the Issuer’s certificate of incorporation that affect the Series A Preferred Stock, cash dividends on the Common Stock or other junior stock, redemptions or repurchases of Common Stock or other capital stock, increases in the size of the board of directors, changes to specified debt agreements and changes to the Issuer’s business.
Item 7. Material to be filed as Exhibits.
Exhibit A —	Securities Purchase Agreement, dated September 2, 2010, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P., incorporated by reference from the Issuer’s current report on Form 8-K filed on September 2, 2010.

Exhibit B —	Joint Filing Agreement.*

Exhibit C —	Registration Rights Agreement, dated September 21, 2010, incorporated by reference from the Issuer’s current report on Form 8-K filed on September 23, 2010.

*	Filed Herewith

Page 15 of 15 Pages

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: October 1, 2010

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director

S-1

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY LTD.

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director

THOMAS J. EDELMAN

/s/ Thomas J. Edelman

BEN A. GUILL

/s/ Ben A. Guill

S-2

SCHEDULE A
Directors and Executive Officers

			Number of
			PostRock Shares
Name	Title	Business Address	Owned
Thomas J. Edelman	Director	667 Madison Avenue	0
		4th Floor
		New York, NY 10065

Ben A. Guill	Director	700 Louisiana	0
		Suite 4770
		Houston, TX 77002
Sch-A-1

EXHIBIT A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

     The undersigned hereby agree as follows:
(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Date: October 1, 2010
[Signature Page Follows]
Sch-A-1

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director
Sch-A-2

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director

EDELMAN & GUILL ENERGY LTD.

	By:	/s/ Thomas J. Edelman

Name: Thomas J. Edelman
Title: Director

THOMAS J. EDELMAN

/s/ Thomas J. Edelman

BEN A. GUILL

/s/ Ben A. Guill
Sch-A-3